PE 1/16/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005722

March 9, 2015

Cristina Gonzalez
Staples, Inc.
cristina.gonzalez@staples.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-9-15

Re: Staples, Inc.
Incoming letter dated January 16, 2015

Dear Ms. Gonzalez:

This is in response to your letter dated January 16, 2015 concerning the shareholder proposal submitted to Staples by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

March 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Staples, Inc.
Incoming letter dated January 16, 2015

The proposal requests that the board adopt a policy, and amend the bylaws as necessary, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Staples may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Staples' policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Staples has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Staples may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


STAPLES
MAKE MORE HAPPEN

January 16, 2015

Via E-mail to shareholderproposals@sec.gov

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20006

Re: Staples, Inc.
Exclusion of Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

I am writing on behalf of Staples, Inc. (the "Company") to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by John Chevedden (the "Proponent") relating to the adoption of a policy "to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Shareholder Proposal has been substantially implemented.

Pursuant to Exchange Act Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter, and the Shareholder Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

> However, recognizing shareholder sentiment as expressed in a vote on a shareholder proposal brought before the Company's 2014 Annual Meeting of Stockholders, the Board intends to appoint a Chairperson who is an Independent Director whenever possible. The foregoing shall apply with respect to the appointment of any new Chairperson or if any then-current Chairperson shall become an executive officer of the Company, but shall not apply: (i) until such time as Mr. Sargent retires or otherwise ceases to serve as Chairman of the Board; (ii) if such an appointment would violate any pre-existing contractual obligation of the Company; (iii) if no Independent Director is available and willing to serve as Chairperson; or (iv) to the extent the then-current members of the Board determine that such appointment would not be consistent with the Board's fiduciary obligations to the Company's stockholders. In accordance with its fiduciary duties, the Board will periodically make a determination as to the appropriateness of its policies in connection with the recruitment and succession of the Chairman and Chief Executive Officer.

The full text of the Company's Corporate Governance Guidelines , as amended, is attached as Exhibit B to this letter.

The amendment to the Corporate Governance Guidelines adopts a policy that favorably acts upon the key elements of the Shareholder Proposal. Specifically, the amended Corporate Governance Guidelines provide that (i) the "Board intends to appoint a Chairperson who is an Independent Director whenever possible"; (ii) the appointment of an independent director applies "with respect to the appointment of any new Chairperson or if any then-current Chairperson shall become an executive officer of the Company, but shall not apply" until Mr. Sargent retires or ceases to serve as Chairman of the Board; and (iii) no independent director will be appointed "if no Independent Director is available and willing to serve as Chairperson." No amendment of the Company's bylaws was necessary to implement this policy. Thus, the Board has favorably acted upon the underlying concerns addressed by the Shareholder Proposal, thereby substantially implementing the Proposal.

The Staff has recently granted exclusion of a nearly identical proposal submitted by Mr. Chevedden. In Expeditors International of Washington, Inc. (January 30, 2014), the Staff allowed exclusion of a proposal asking the board to "adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent director to the board," pursuant to Rule 14a-8(i)(10) on the basis that the company substantially implemented the proposal where it had a CEO succession plan policy that involved naming an independent chair of the board. Much like the Expeditors International policy that provided for the appointment of an independent chairman upon the departure of its Chairman/CEO, the Company's Corporate Governance Guidelines also provide that "the Board intends to appoint a Chairperson who is an Independent Director . . ." but not "until such time as [its current Chairman] retires or otherwise ceases to serve as Chairman of the Board." In

Background

On December 23, 2014, the Company received the Shareholder Proposal from the Proponent for inclusion in the Proxy Materials. The Shareholder Proposal includes the following resolution:

> Resolved: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Basis for Exclusion

The Company respectfully requests that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be omitted from a company's proxy statement if "the company has already substantially implemented the proposal."

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

As set out in the 1998 Release, a proposal need not be "fully effected" by the company to meet the substantially implemented standard under Rule 14a-8(i)(10). Under the "substantially implemented" standard, a company may exclude a shareholder proposal when the company's actions address the shareholder proposal's underlying concerns, even if the company does not implement every aspect of the shareholder proposal. Masco Corporation (March 29, 1999). The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-20091 (August 16, 1983); and Exchange Act Release No. 34-12598 (July 7, 1976) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

On January 13, 2015, the Board of Directors of Staples, Inc. (the "Board") adopted a policy to require the Chair of the Board, whenever possible, to be an independent member of the Board. Specifically, the Board amended Section 19 of the Company's Corporate Governance Guidelines to add the following language:

addition, the Staff has found that Rule 14a-8(i)(10) permits the omission of a shareholder proposal if a company has substantially implemented the essential objectives of the proposal, even if by means other than those suggested in a shareholder proposal. *See, e.g.*, FedEx Corporation (June 15, 2011) and Bank of America Corporation (March 4, 2011) (allowing exclusion pursuant to Rule 14a-8(i)(10) of shareholder proposals requesting an amendment to each company's corporate governance guidelines to adopt a detailed succession planning policy, on the basis that each company's previous amendments to its corporate governance guidelines and its succession planning activities compared favorably with the guidelines of the shareholder proposals); Exxon Mobil Corporation (March 17, 2011) (allowing exclusion pursuant to Rule 14a-8(i)(10) of a proposal that the board prepare a report, on the basis that the company's existing public disclosures compared favorably with the guidelines of the shareholder proposal). Based on this precedent, and in particular the Staff's recent grant of no-action relief to Expeditors International, we believe the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(10), on the basis that the Shareholder Proposal involves matters that relate to matters substantially implemented by the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 508-253-1845 or at Cristina.Gonzalez@Staples.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Jonathan Wolfman, at Jonathan.Wolfman@wilmerhale.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, the Company requests that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Cristina Gonzalez
Vice President, Associate General Counsel

Enclosures

cc: Jonathan Wolfman
Wilmer Cutler Pickering Hale & Dorr LLP
60 State Street
Boston, MA 02109
Jonathan.Wolfman@wilmerhale.com

John Chevedden

*** FISMA & OMB Memorandum M-07-16***

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16*** *** FISMA & OMB Memorandum M-07-16***

Mr. Michael Williams
Corporate Secretary
Staples Inc. (SPLS)
500 Staples Drive
Framingham, MA 01702
PH: 508-253-5000
FX: 508-253-8989

Dear Mr. Williams,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to MB Memorandum (at)-07-16***
*** FISMA & OMB Memorandum M-07-16***

Sincerely,





John Chevedden Date
*** FISMA & OMB Memorandum M-07-16***
Continuous company shareholder since 2004

cc: Cristina Gonzalez <cristina.gonzalez@Staples.com>
Vice President, Associate General Counsel
PH: (508) 253-1845
FX: (508) 305-8071
Jennifer Cooney <Jennifer.Cooney@Staples.com>
PH: 508-253-4013
FX: 508-253-7805

[SPLS: Rule 14a-8 Proposal, December 23, 2014]

Proposal X – Independent Board Chairman

Resolved: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for Staples because we had long-tenured directors on our board, which is supposed to serve a checks and balances role in regard to our Chairman/CEO Ronald Sargent. Long-tenure of 10 to 15-years detracts from the independent oversight role of a director. The worst example of this is our Lead Director, Robert Nakasone, with 28-years long tenure.

Staples had 4 directors who each had 17 to 28-years long-tenure. Plus Paul Walsh (24-years tenure) chaired our executive pay committee. Basil Anderson (17-years) was an inside-related director who was on our audit committee. Rowland Moriarty (28-years) and Robert Nakasone (28-years) controlled 50% of the votes on our Nomination committee. Plus Basil Anderson and Rowland Moriarty were both potentially over-extended with director duties at 4 public companies each.

Ronald Sargent was given $10 million in 2013 Total Summary Pay. There was a 46% shareholder vote against Staples executive pay in 2014. GMI Ratings, an independent investment research firm, said Staples had not disclosed specific, quantifiable performance objectives for our CEO. Unvested equity awards partially or fully accelerate upon CEO termination. Staples pays long-term incentives to executives without requiring the company to perform above the median of its peer group. Our CEO's annual incentive pay did not rise or fall in line with annual financial performance.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal X

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16*** sponsored this proposal

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16***
*** FISMA & OMB Memorandum M-07-16***

Personal Investing P.O. BOX 770001
CINCINNATI, OH 45277-0045



SPLS
Post-it® Fax Note 7671 | Date 12-31-14 | # of pages ▶
To Cristina Gonzalez | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # *** FISMA & OMB Memorandum M-07-16***
Fax # 508-305-8071 | Fax #
508-253-7805

December 31, 2014

John R. Chevedden
Via facsimile to: FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 40.000 shares of Alexion Pharmaceuticals, Inc. (CUSIP: 015351109, trading symbol: ALXN), no fewer than 10.000 shares of Priceline Group, Inc. (CUSIP: 741503403, trading symbol: PCLN), no fewer than 300.000 shares of Staples, Inc. (CUSIP: 855030102, trading symbol: SPLS), no fewer than 50.000 shares of the Raytheon Company (CUSIP: 755111507, trading symbol: RTN) and no fewer than 100.000 shares of United Continental Holdings, Inc. (CUSIP: 910047109, trading symbol: UAL) since October 1, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W153941-30DEC14

EXHIBIT B

Staples, Inc.
Board of Directors

Corporate Governance Guidelines

As approved by the Board of Directors on December 1, 1999. Updated and approved by the Board of Directors on March 4, 2003, March 2, 2004, December 7, 2004, March 7, 2006, December 12, 2006, June 11, 2007, December 11, 2007, December 9, 2008, March 9, 2010, December 7, 2010, March 8, 2011, December 6, 2011, December 4, 2012, September 10, 2013, December 2, 2014 and January 13, 2015.

Introduction

The Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Staples, Inc. (the "Company") has developed, and the Board has adopted, the following Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its responsibilities and to serve best the interests of the Company and its stockholders. The Guidelines should be interpreted in the context of all applicable laws and the Company's Certificate of Incorporation, bylaws and other corporate governance documents (each as amended, restated and in effect). The Guidelines are intended to serve as a flexible framework within which the Board may conduct its business and not as a set of legally binding obligations. The Board may modify the Guidelines from time to time.

Composition of the Board

1. Classification and Definition of Directors.

The principal classifications of Directors are "Independent", "Management", "Non-Independent Outside", and "Non-Management". The Board has delegated to the Committee the responsibility for determining how a Director should be classified.

The term "Independent Director" describes Directors who (1) are independent as determined under Rule 5605(a)(2) of the rules of the NASDAQ Stock Market and (2) in the Board's judgment, do not have a relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The term "Management Director" describes Directors who are, or at any time during the past three years were, compensated for devoting at least twenty-five percent (25%) of their time to the Company.

The term "Non-Independent Outside Director" describes Directors who are neither an "Independent Director" nor a "Management Director". Independent Directors and Non-Independent Outside Directors are collectively described as "Non-Management Directors".

2. Board Size, Composition and Membership Criteria.

The Board believes that approximately 11 to 15 members is an appropriate size for the Board and that the Board should be made up of a majority of Independent Directors. The Board expects to have among its members a limited number of Management Directors, including at least the Chief Executive Officer.

The Committee annually reviews the appropriate skills and characteristics required of Board nominees in light of the current composition of the Board. This assessment includes issues of diversity, age and skills such as understanding of the retail industry, the office products and services market, finance, accounting, marketing, technology, the international arena and other knowledge needed on the Board. The principal qualification of a Director is the ability to act effectively on behalf of all of the stockholders. The Committee is committed to actively seeking out highly qualified women and individuals from diverse groups to include in the pool from which Board nominees are chosen.

3. Election of Directors.

In accordance with the Company's Bylaws, if none of our stockholders provides the Company notice of an intention to nominate one or more candidates to compete with the Board's nominees in a director election or if our stockholders have withdrawn all such nominations by the tenth business day before the Company mails its notice of meeting to our stockholders (an "uncontested election"), each director is elected if the number of votes cast "for" such director's election exceed the votes cast "against" such director's election. Otherwise, the directors are elected by a plurality of the votes cast on the election.

If an incumbent director does not receive the required number of votes in an uncontested election, such incumbent director is expected, promptly following certification of the stockholder vote, to submit to the Board his or her offer to resign from the Board for consideration in accordance with the following procedures, all of which procedures shall be completed within 90 days following certification of the shareholder vote:

- The Committee (as defined below) shall promptly consider the resignation submitted by such incumbent director, and the Committee shall recommend to the Board the action to be taken with respect to such resignation offer. Such action may range from accepting the resignation, to maintaining such incumbent director but addressing what the Committee believes to be the underlying cause of the against votes, to resolving that such incumbent director will not be re-nominated for election in the future, to rejecting the resignation, to such other action that the Committee determines to be in the best interests of the Company and its shareholders. In reaching its recommendation, the Committee shall consider all factors it deems relevant, including, as it deems appropriate, any stated reasons why shareholders voted against such incumbent director, any alternatives for curing the underlying cause of the against votes, the length of service and qualifications of such incumbent director, such incumbent director's past and expected future contributions to the Company, these Guidelines and the overall composition of the Board (including whether accepting the resignation would cause the Company to not satisfy any applicable Securities and Exchange Commission (SEC), NASDAQ or other legal requirements).

- The Board shall act on the Committee's recommendation and consider the factors considered by the Committee and such additional information and factors the Board believes to be relevant.

- Following the Board's determination, the Company shall promptly publicly disclose in a document filed or furnished with the SEC, the Board's decision regarding the action to be taken with respect to such incumbent director's resignation. If the Board's decision is to not accept the resignation, such disclosure shall include the Board's reasons for not accepting the resignation.

- It is expected that no such incumbent director will participate in the Committee's or the Board's deliberations and voting regarding what action to take in response to any such incumbent director's resignation, except as otherwise provided below. Before voting, the Committee and the Board will afford such incumbent director an opportunity to provide the Committee or the Board with any information or statement that he or she deems relevant.

- If the Board accepts a director's resignation, or if a nominee for director is not elected and is not an incumbent director, then the Board may fill the resulting vacancy in accordance with Article II, Section 5 of the Company's bylaws.

For purposes of this Guideline, the term "Committee" means (i) the Nominating and Corporate Governance Committee so long as such committee then consists of at least three Independent Directors who are not resigning incumbent directors or (ii) if clause (i) is not satisfied, a special committee of at least three Independent Directors designated by the Board who are not resigning incumbent directors; provided, that if there are fewer than three Independent Directors then serving on the Board who are not resigning incumbent directors, then the special committee shall be comprised of all of the Independent Directors and it is expected that each Independent Director who is a resigning incumbent director shall recuse himself or herself from the Committee's and the Board's deliberations and voting with respect to his or her individual resignation.

This Guideline will be summarized or included each year in the proxy statement for the Company's annual meeting of stockholders.

4. Former Chief Executive Officer's Board Membership.

The Board believes that this is a matter to be decided in each individual instance. When the Chief Executive Officer resigns, it is expected that he or she will offer to resign from the Board at the same time. Whether the individual continues to serve on the Board is a matter for discussion at that time with the new Chief Executive Officer and the Board.

5. Selection of New Director Candidates and Extending the Invitation to a New Potential Director to Join the Board.

Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the ability to nominate directors, the Committee shall be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board. Director nominees shall be considered for recommendation by the Committee in accordance with these Guidelines and the policies and principles in its charter. It is expected that the Committee will have direct input from the Chairperson of the Board, the Chief Executive Officer and, if one is appointed, the Lead Director. Input may also be solicited from the other members of the Board. The Committee's recommendations shall be submitted to the full Board.

The invitation to be a candidate to join the Board should be extended by the Committee chairperson, who may choose to have the Chairperson of the Board or the Chief Executive Officer participate in the invitation as well.

6. Director Orientation and Continuing Education

Director Orientation. The Board and the Company's management shall conduct a mandatory orientation program for new Directors. The orientation program shall include presentations by management to familiarize new Directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Ethics, its principal officers, and its General Counsel. In addition, the orientation program shall include a review of the Company's expectations of its Directors in terms of time and effort, a review of the Directors' fiduciary duties and visits to the Company's headquarters and, to the extent practical, certain of the Company's significant facilities. If requested by the new Director, the orientation program may also include meetings with the Company's internal and independent auditors, its outside advisors, and/or other Directors.

Continuing Education. Each Director is encouraged to be involved in continuing Director education on an ongoing basis to enable him or her to perform better his or her duties and to recognize and deal appropriately with issues that arise. The Company shall pay all reasonable expenses related to continuing Director education.

7. Directors Who Change Their Present Responsibility.

The Board believes that Independent Directors whose responsibilities outside of their involvement with the Company change from those held when they were last elected to the Board (except for internal promotions within their organization) should volunteer to resign from the Board, effective as of the next regularly scheduled meeting.

It is not the Board's view that Directors who retire or change from the positions they held when they were last elected to the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, with the assistance of the Committee, to review the continued appropriateness of Board membership under the changed circumstances.

8. **Term Limits.**

As required by the Company's bylaws, each Director is elected annually.

The Board does not believe it should establish term limits. Term limits could result in the loss of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and an institutional memory that benefit the entire membership of the Board as well as management. As an alternative to term limits, the Committee shall annually review each Director's continuation on the Board. This will allow each Director the opportunity to conveniently confirm his or her desire to continue as a member of the Board and allow the Company to conveniently replace Directors who are no longer interested or effective.

9. **Retirement of Directors.**

No individual may be elected or reelected as a Director once he or she reaches age 72. Any Director who turns age 72 while serving as a Director may continue to serve as a Director for the remainder of his or her then current term.

10. **Other Board Memberships.**

The Board does not believe that its members should generally be prohibited from serving on boards and/or committees of other organizations, and, except to the extent limited by the Company's Code of Ethics or Section 11 below, the Board has not adopted any guidelines limiting such activities. However, the Committee shall take into account the nature of and time involved in a Director's service on other boards in evaluating the suitability of individual Directors and making its recommendations to the Board.

11. **Conflicts of Interest.**

All Directors must comply with the applicable provisions of the Conflict of Interest section of the Company's Code of Ethics. If an actual or potential conflict of interest develops for any reason, including, without limitation, because of a change in the business operations of the Company or a subsidiary, or in a Director's circumstances, the Director should immediately report such matter to the General Counsel of the Company for evaluation. The General Counsel should report all such actual or potential conflicts of interest to the Committee for review and determination. A significant conflict must be resolved or the Director should resign.

In order to formally review conflict of interest issues in advance, any Director desiring to join the board of directors of another company shall, prior to joining such other board of directors, provide written notice to the chairperson of the Committee. The chairperson of the Committee shall review any potential conflict with the General Counsel of the Company and with other members of the Committee as necessary. The chairperson of the Committee shall then respond to the requesting Director with a resolution.

If a Director has a personal interest in a matter before the Board, the Director shall disclose the interest to the Board, shall excuse himself or herself from participation in the discussion and shall not vote on the matter.

Operation of the Board

12. Directors' Responsibilities.

The principal responsibilities of the Directors are to oversee the management of the Company and to exercise their business judgment in a manner that they reasonably believe will serve the best interests of the Company and its stockholders. Directors have an obligation to become and remain informed about the Company and its business. The Directors are also expected to promote the best interests of stockholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable laws and regulations, and maintenance of accounting, financial and other controls.

13. Assessing the Board's and Its Committees' Performance.

With the goal of increasing the effectiveness of the Board and its committees and their relationship to management, the Committee is responsible for conducting an evaluation every other year of the Board's performance as a whole and the performance of its committees. This assessment should include such items as the frequency of Board and committee meetings and the contribution of the Board as a whole and its committees. Since the goal of the assessment is to increase the effectiveness of the Board and its committees, the Committee should review areas in which the Board and management believe the Board or its committees, as relevant, could make a greater contribution, and the assessment should be discussed with the full Board. The purpose of this process is to improve the effectiveness of the Board and its committees, not to focus on any individual Board members. The Committee, however, is empowered to review the performance and contribution of individual Directors and recommend the replacement of any Director who is not properly performing his or her duties. As part of the nomination process for election or reelection to the Board and as provided in Section 20, the Lead Director assists the Committee in identifying any individual performance or contribution issues by contacting each Director individually and inquiring as to whether that Director has any concerns about the nomination of any of the other Directors.

14. Board Committees.

The Company has five Board committees: audit, nominating and corporate governance, compensation, finance, and executive.

Each of these committees has a charter that has been approved by the Board.

The need for changes in the number, charters, or titles of Board committees will be reviewed annually by the Committee and then discussed with the Board.

The Board has the flexibility to form a committee or to disband a current committee, as it deems appropriate. Subject to Board approval, the Committee is responsible, after consultation with the Chairperson of the Board, the Lead Director and the Chief Executive Officer, and with consideration of the desires of individual Board members, for the assignment of Board members to various committees and the selection of the committee chairpersons. Only Independent Directors may serve on the audit, compensation, and nominating and corporate governance committees. Only Independent Directors may serve as the chairperson of any committee, other than the executive committee.

It is the sense of the Board that it is desirable that committee assignments be rotated from time to time, but not on a fixed schedule. There may be good reasons sometimes to maintain a Director's committee membership for a longer time than in certain other instances.

The chairperson of each committee should report to the Board, whenever appropriate, with respect to those matters considered and acted upon by his or her committee.

15. Frequency and Length of Committee Meetings; Meetings Attendance

Each committee chairperson, in consultation with committee members and with input from management, will determine the frequency and length of committee meetings.

Directors are responsible for attending Board meetings and meetings of committees on which they serve and devoting the time needed, and meeting as frequently as necessary, to discharge their responsibilities properly. Directors are encouraged to attend the Company's Annual Meeting of Stockholders.

16. Committee Agendas.

The chairperson of each committee, in consultation with committee members and appropriate members of management and staff, will develop the committee's agenda.

At the end of each fiscal year, each committee will, to the best of its ability, issue a schedule of agenda subjects to be discussed in the next year (to the extent that these can be foreseen). These agendas will be shared with the Board.

17. Selection of Agenda Items for Board Meetings; Annual Board Calendar.

The Chairperson of the Board, the Lead Director, if any, and the Chief Executive Officer will collaborate to develop the agenda for each Board meeting. They will consider (a) the items to be included; (b) the sequence of those items; (c) the approximate time to be devoted to each item; and (d) the materials to be provided to Directors regarding certain items, including what materials are to be sent in advance.

The Lead Director will approve the proposed agenda and board materials before they are distributed to the other members of the Board.

Each Board member is free to suggest the inclusion of item(s) on the agenda.

The chairperson of the Committee shall, at the end of each fiscal year, consult with the Chief Executive Officer, the Chairperson of the Board and the Lead Director about the routine corporate governance matters to be included in the "Board Calendar" for the next year.

18. Board Materials Distributed in Advance.

Information and data that are important to the Board's understanding of the business of the meeting should, when practical, be distributed in writing to the Board before the Board meets. Management will make every effort to see that this material is as brief as possible while still providing the desired information. When advisable because of confidentiality concerns, management may elect not to provide sensitive material to the Board in advance of a meeting. The chair of each Board committee will, as a matter of regular practice and to the extent possible, review committee meeting materials with management in advance of each Board committee meeting.

19. Selection of the Chairperson of the Board and the Chief Executive Officer.

The Board will remain free to select the Chairperson of the Board and Chief Executive Officer in any way it deems best for the Company at any point in time. The Board does not have a predetermined policy as to whether or not the roles of Chairperson of the Board and the Chief Executive Officer should be separate and, if the roles are to be separate, whether the Chairperson of the Board should be an Independent Director or a Management Director. However, recognizing shareholder sentiment as expressed in a vote on a shareholder proposal brought before the Company's 2014 Annual Meeting of Stockholders, the Board intends to appoint a Chairperson who is an Independent Director whenever possible. The foregoing shall apply with respect to the appointment of any new Chairperson or if any then-current Chairperson shall become an executive officer of the Company, but shall not apply: (i) until such time as Mr. Sargent retires or otherwise ceases to serve as Chairman of the Board; (ii) if such an appointment would violate any pre-existing contractual obligation of the Company; (iii) if no Independent Director is available and willing to serve as Chairperson; or (iv) to the extent the then-current members of the Board determine that such appointment would not be consistent with the Board's fiduciary obligations to the Company's stockholders. In accordance with its fiduciary duties, the Board will periodically make a determination as to the appropriateness of its policies in connection with the recruitment and succession of the Chairman and Chief Executive Officer. In determining whether to have an Independent Director as Chairperson of the Board or a Lead Director, the Committee shall consider multiple factors, including, but not limited to, the size of the Board, the number of Independent Directors, the qualifications and skills of the individuals considered for the roles, and Company performance.

20. **Lead Director.**

In the event that the Chairperson of the Board is not an Independent Director, a Lead Director will be elected by and from the Independent Directors upon the recommendation of the Committee.

The Lead Director will:

1. Have the authority to call meetings of the Independent Directors.
2. Preside at all meetings of the Board at which the Chairperson of the Board is not present, including executive sessions of the Independent Directors.
3. Assure that at least two meetings per year of only the Independent Directors are held (preferably in conjunction with regular Directors' meetings), and chair any such meetings of the Independent Directors.
4. Provide leadership to the Board if circumstances arise in which the role of the Chairperson of the Board may be, or may be perceived to be, in conflict with regard to a particular matter with the interests of the Company and its stockholders.
5. Facilitate communications and serve as a liaison between the Independent Directors and the Chairperson of the Board and/or the Chief Executive Officer. Any Director is free to communicate directly with the Chairperson of the Board and with the Chief Executive Officer. The Lead Director's role is to attempt to improve such communications if they are not entirely satisfactory.
6. Work with the Chairperson of the Board and the Chief Executive Officer in the preparation of the agenda for each Board meeting and approve the schedules, agendas and information provided to the Board for each meeting.
7. Chair the annual reviews of the performances of the Chairperson of the Board and the Chief Executive Officer.
8. If requested by a major stockholder (including institutional investors), the Lead Director shall ensure availability for consultation and direct communication with such stockholder.
9. Have authority to retain independent advisors on behalf of the Board as the Board or Independent Directors may deem necessary or appropriate.
10. As part of the nomination process for election or reelection to the Board, assist the Committee, in identifying any individual performance or contribution issues by contacting each Director individually and inquiring as to whether that Director has any concerns about the nomination of any of the other Directors.
11. Otherwise consult with the Chairperson of the Board and/or the Chief Executive Officer on matters relating to corporate governance and Board performance.

The Lead Director may, but need not, be the chairperson of a Board committee. Unless determined otherwise by the Board, an individual will serve as Lead Director for no more than three consecutive years.

21. Executive Sessions of Independent Directors.

The Independent Directors will meet in executive session to discuss, among other matters, the performance of the Chief Executive Officer. These sessions will typically be held after every regular Board meeting but in all circumstances at least twice a year. Executive sessions will be scheduled and presided over by the Chairperson of the Board (if an Independent Director), or the Lead Director (if one is appointed), or otherwise the chairperson of the Committee. When Directors believe there is a need to discuss a matter that could materially affect the performance of the Company, they may call a private meeting of Independent Directors or Non-Management Directors, by providing notice to the Chairperson of the Board (if an Independent Director), or the Lead Director (if one is appointed), or otherwise the chairperson of the Committee. The Independent Directors or Non-Management Directors, as the case may be, may invite the Chairperson of the Board or others, as they deem appropriate, to attend a portion of these sessions.

The Non-Management Directors may meet with the Chief Executive Officer at any time.

22. Board Compensation.

The form and amount of Director compensation shall be determined by the Board. The compensation committee shall conduct an annual review of Director compensation. The Company seeks to attract exceptional talent to its Board. Therefore, the Company's policy is to compensate Directors at least competitively relative to comparable companies. The compensation committee shall take into account that a Director's independence may be questioned if any of the following circumstances exist: (a) Director compensation and perquisites exceed customary levels, (b) the Company makes substantial charitable contributions to organizations with which a Director is affiliated or (c) the Company enters into consulting contracts or business arrangements with (or provides other indirect forms of compensation to) a Director or an organization with which the Director is affiliated.

Board Interaction with Management

23. Presentations.

It is the sense of the Board that presentations by senior management help provide information to the Board and give Board members an opportunity to evaluate these persons.

24. Attendance of Non-Directors at Board Meetings.

Non-Directors who are members of the Chief Executive Officer's staff may be invited to attend Board meetings.

Further, the Board specifically encourages management, from time to time, to bring into Board meetings managers who:

a. can provide additional insight into the items being discussed because of personal involvement in these areas; and/or
b. appear to management to be persons with future potential who should be given exposure to the Board.

Such non-Directors may attend part or all of a Board meeting.

25. **Formal Evaluation of the Chief Executive Officer and the Chairperson of the Board.**

The Non-Management Directors should annually evaluate the Chief Executive Officer and Chairperson of the Board. The Committee will coordinate these evaluations. The evaluation of the Chief Executive Officer should be communicated to him or her by the Chairperson of the Board (if an Independent Director), or the Lead Director (if one is appointed), or otherwise the chairperson of the Committee, together with at least one other Non-Management Director, preferably the chairperson of the Committee. The evaluation is to be used by the compensation committee in determining the compensation of the Chief Executive Officer. The evaluation should be based on objective criteria to include the performance of the business, accomplishment of reported goals and long term strategic objectives and the development of management.

The evaluation of the Chairperson of the Board should be communicated to him or her by the Lead Director or, if no Lead Director has been designated, by the chairperson of the Committee, together with at least one other Non-Management Director.

26. **Succession Planning.**

The Committee is responsible for continuously reviewing succession planning as it relates to the Chief Executive Officer of the Company. If it is determined that a new Chief Executive Officer should be hired, the Committee shall manage the process of identifying and selecting the new Chief Executive Officer, with the full participation of each of the Non-Management Directors and the current Chief Executive Officer, if appropriate.

To assist the Committee, the Chief Executive Officer shall develop and maintain a process for advising the Board on succession planning for himself or herself and other key senior leadership positions. The Chief Executive Officer shall prepare an annual report on such matters for the Board. There shall also be available, on a continuing basis, recommendations from the Chief Executive Officer and the Chairperson of the Board regarding their successors should either of them be disabled unexpectedly.

27. **Management Development.**

There shall be an annual report to the Board by the Chief Executive Officer on the Company's program of management development. This report should be given to the Board at the same time as the succession planning report.

28. Board Access to Senior Management and Independent Advisors.

Board members should have complete access to the Company's senior management and are encouraged to make regular contact. Board members are normally expected to inform the Chief Executive Officer prior to contacting other members of management on any substantive matter, if the contact could be perceived as infringing on the responsibilities of the Chief Executive Officer. Members, however, are not expected to inform the Chief Executive Officer that they are contacting other members of management regarding the normal activities of their Board committees.

The Board and each of the Board's committees shall have the authority to, as necessary and appropriate, retain independent advisors and consultants at the expense of the Company.

29. Board Interaction with Stockholders, Institutional Investors, the Press, Customers, and Others.

The Board believes that the Chief Executive Officer and his or her designees speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do this with the knowledge of management and, in most instances, at the request of management. As provided in Section 20, if requested by a major stockholder (including institutional investors), the Lead Director (if one is appointed) shall ensure availability for consultation and direct communication with such stockholder.

Directors are subject to the confidentiality provisions of the Company's Code of Ethics and should maintain the confidentiality of all non-public board matters and materials.

The Board will give appropriate attention to written communications that are submitted by stockholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Chairperson of the Board (if an Independent Director), or the Lead Director (if one is appointed), or otherwise the chairperson of the Committee shall, subject to advice and assistance from the General Counsel, (1) be primarily responsible for monitoring communications from stockholders and other interested parties, and (2) provide copies or summaries of such communications to the other Directors as he or she considers appropriate.

30. Stock Ownership Guidelines for Board Members.

The Board considers ownership of Company stock by Board members to be important to align the interests of Directors with those of stockholders. Accordingly, it is a policy of the Board that, prior to five (5) years after joining the Board, all Directors shall attain minimum stock ownership equal in value to at least five (5) times the annual Board cash retainer as set from time to time by the Board. Management Directors shall also maintain equity ownership consistent with guidelines adopted for Company executives.

All shares owned outright, unvested restricted stock and vested stock options, whether obtained through employment, Board membership, or otherwise, shall be taken into consideration in determining compliance with the above stock ownership guidelines. The value of stock options for this purpose shall be the excess of the market price of the underlying stock over the exercise price.